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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer’s E195-E2, KC-390 and Legacy 450 debut at the Paris Air Show 2017

Amsterdam, The Netherlands, June 14, 2017 – Demonstrating the company’s unique position within the commercial, defense, and executive aircraft markets, three Embraer aircraft will have their Paris Air Show (www.paris-air-show.com) debut during the 52ème Salon International de l’Aéronautique et de l’Espace, June 19-25, at the Le Bourget Airport, in Paris, France.

This is going to be Embraer’s largest presence at a major airshow bringing together a static display that showcases the new E195-E2, the largest member of the second generation of Embraer’s family of commercial jets, the multi-mission transport and aerial refueling aircraft KC-390 and the state-of-the-art mid-light business jet Legacy 450, a remarkable union of technology and design aircraft that flies faster and farther than any other jets in its class.

These three full fly-by-wire technology new generation aircraft will take part at the airshow’s daily flight display. The acclaimed runway legend ERJ 145 from the customer HOP! will also be in static display.

Embraer Chalet and Pavilion will be located at #314.

Media schedule

All media events to be held at the Embraer chalet are as follows:

Tuesday 20th June:

11:00 – Event to celebrate the ERJ-145’s 20 years of operation with HOP! Air France

12:00 – Main Embraer Commercial Aviation press conference hosted by Commercial Aviation President & CEO, John Slattery.

Wednesday 21st June:

11:00 – KC-390 Technical press briefing with Paulo Gastão Silva, VP, KC-390 program 13:00 – Press briefing for Embraer’s newly established business unit, Support & Services. To be hosted by Johann Bordais, President and CEO Support & Services.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

Follow us on Twitter: @Embraer

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer